

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2011

Ms. Jill D. Smith
Chief Executive Officer
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, Colorado 80503

> **RE:**   **DigitalGlobe, Inc.**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed February 24, 2010, as amended**
>
> **File No. 001-34299**

Dear Ms. Smith:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gregory T. Palumbo, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP

       Via Facsimile: 917.777.3265